EXHIBIT 4.4

Description of Assumed Junior Deferrable Interest Subordinated Debentures of River Valley Bancorp and Agreement to Furnish Copies of Related Instruments and Documents

As a result of the merger of River Valley Bancorp (“River Valley”) into the Registrant, German American Bancorp, Inc. (“German American”) or its subsidiaries became liable on March 1, 2016, for all financial obligations of River Valley and its subsidiaries, including certain junior subordinated deferrable interest debentures (the “Debentures”) issued by River Valley in the aggregate unpaid principal amount of $7,217,000.

The Debentures were issued to the RIVR Statutory Trust I (the “RIVR Trust”) on March 26, 2003. The common capital securities of the Trust were wholly owned by River Valley and are now wholly owned by German American.

The Trust also issued preferred capital securities to an unaffiliated investor(s) with notional amounts that approximate the principal amount of the Debentures held by the Trust. The Debentures and the common and capital securities have a term of 30 years and bear interest at the rate of the 3-Month LIBOR plus 3.15%. German American has also assumed River Valley's guarantee obligation with respect to the payment of amounts owed by the Trust to the holders of the preferred capital securities.

German American believes that the indebtedness represented by the Debentures is presently immaterial in amount and significance due to the long-term nature of the principal repayment obligation thereunder and the subordination and other issuer-protective provisions of the Debentures that qualify them for Tier 1 capital treatment under the guidelines of the Federal Reserve Board. German American agrees to furnish a copy of all instruments and documents that evidence (or that are related to) the Debentures to the Securities and Exchange Commission upon request.